Proskauer Rose LLP

February 25, 2011

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: H. Christopher Owings, Esq.

  Re:
  GNC Acquisition Holdings Inc.
  Registration Statement on Form S-1
  Initially filed on September 28, 2010
  Amendment No. 1 filed on January 18, 2011
  Amendment No. 2 filed on February 10, 2011
  Amendment No. 3 filed on February 25, 2011
  File No. 333-169618

Dear Mr. Owings:

        On behalf of GNC Acquisition Holdings Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated February 17, 2011 relating to the above-referenced registration statement (the "Registration Statement") of the Company filed with the Commission on Form S-1 (File No. 333-169618) on September 28, 2010, and amended on January 18, 2011 (the Registration Statement, as amended, "Amendment No. 1") and February 10, 2011 (the Registration Statement, as amended, "Amendment No. 2").

        The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement ("Amendment No. 3"), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 3, marked to show changes from Amendment No. 2 filed with the Commission on February 10, 2011.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 3. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 3.

  1.
  Please update your financial statements to include audited financial statements for the year ended December 31, 2010. See Rule 3-12 of Regulation S-X.

  Response to Comment 1:

        The Company has updated its financial statements to include audited financial statements for the year ended December 31, 2010.

  2.
  We note several disclosures throughout the prospectus that present information as of January 1, 2011. For each future amendment to the registration statement, please update such disclosures to present such information as of a more recent practicable date.

  Response to Comment 2:

        The Company has revised its disclosure throughout the prospectus to present information as of a more recent practicable date.

  3.
  We note that you filed as Exhibit 3.1 and Exhibit 3.2 to amendment no. 2 to the registration statement the forms of your Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, respectively, which, in each case, will be adopted upon the completion of the offering. Please also file copies of your charter and bylaws that will be in effect at the time the registration statement is to be declared effective. See Item 601(b)(3) of Regulation S-K.

  Response to Comment 3:

        The Company has filed its current certificate of incorporation, bylaws and Certificate of Designation of Series A Cumulative Preferred Stock, each of which will be in effect at the time the registration statement is declared effective, as exhibits with Amendment No. 3 in response to the Staff's comment.

  4.
  We note your disclosure throughout the prospectus that General Nutrition Centers, Inc. has announced its intention to enter into a financing transaction. If such transaction is consummated before the effectiveness of the registration statement, then please disclose the material terms of such transaction, including your intended use of proceeds from such transaction, in a "Recent Developments" subsection.

  Response to Comment 4:

        The Company supplementally informs the Staff that the financing transaction has not closed as of the date hereof; however, the Company has revised its disclosure on page 7 to provide additional information regarding, and some of the expected terms of, the financing transaction. The Company expects to complete the financing transaction prior to the effectiveness of the registration statement, in which case the Company will disclose the material terms of the financing transaction, together with more detailed information regarding the expected use of proceeds, in a subsequent amendment.

  5.
  We note your response to comment 5 in our letter dated January 27, 2011. Please revise to clarify, if true, that in addition to believing that the sources are reliable, you also believe that the information contained in the third party surveys and studies are also reliable and accurate.

  Response to Comment 5:

        The Company has revised its disclosure on page 8 in response to the Staff's comment.

  6.
  We note your response to comment 9 in our letter dated January 27, 2011. Please also disclose in "—Use of proceeds" in this subsection that Ares, OTPP and members of your management hold substantially all your outstanding Series A preferred stock.

  Response to Comment 6:

        The Company has revised its disclosure on page 10 in response to the Staff's comment.

  7.
  We note that the amount of net cash used by operating activities and the amount of net cash provided by financing activities of the Predecessor for the period January 1, 2007 to March 15, 2007 differ from the amounts disclosed in "Selected Consolidated Financial Data" on page 40. Please revise or advise.

  Response to Comment 7:

        The amount of net cash used by operating activities and the amount of net cash provided by financing activities on page 44 was incorrect. The Company has revised its disclosure on page 44 with the correct amounts.

  8.
  Upon determining the price range for the offering, please disclose the estimated amount of net proceeds to you after the payments in connection with the redemption of your Series A preferred stock. If it appears reasonably unlikely that there will be any net proceeds to you remaining after redemption of your Series A preferred stock, then please remove the implication that there will be net proceeds remaining to be used for working capital and general corporate purposes. We note that your intention to use cash on hand, in addition to net proceeds from the offering, to make the redemption payments implies that the net proceeds, alone, will be insufficient to satisfy the redemption payments. Please also provide a similar disclosure in "Prospectus Summary—The Offering—Use of proceeds."

  Response to Comment 8:

        The Company has revised its disclosure on pages 10 and 38 in response to the Staff's comment. Upon determining the price range for the offering, the Company will disclose the estimated amount of net proceeds to it after the redemption of the Series A preferred stock.

  9.
  If a material amount of cash on hand is necessary to make the payments in connection with the redemption of your Series A preferred stock, then please disclose such amount. Please also provide a similar disclosure in "Prospectus Summary—The Offering—Use of proceeds." See Instruction 3 to Item 504 of Regulation S-K.

  Response to Comment 9:

        The Company has revised its disclosure on pages 10 and 38 in response to the Staff's comment and will disclose the expected amount of cash on hand when available.

  10.
  We note your response to comment 14 in our letter dated January 27, 2011 and your revised disclosure that any liabilities that may arise from the matters disclosed are not probably or reasonably estimable at this time. However, please disclose the number of claimants in the litigation that do not assert any specific amount of damages and the range of damages asserted by all other claimants.

  Response to Comment 10:

        The Company has revised its disclosure on page 89 in response to the Staff's comment.

  11.
  We note your disclosure in the last paragraph on page 113 that your Compensation Committee believes that achieving 100% or more of budgeted EBITDA in fiscal 2011, "while possible to achieve...will present a significant challenge." We also note that you have achieved at least 100% of budgeted EBITDA in each of your last three fiscal years and have stated in your filings with us for each such years that achieving 100% or more of budgeted EBITDA, "while possible to achieve...will present a significant challenge." Please discuss the specific factors for why achieving 100% or more of budgeted EBITDA in fiscal 2011 will present a significant challenge and explain whether such factors were present in your three previous fiscal years when you also considered such achievement to be a significant challenge. See Instruction 4 to Item 402(b) of Regulation S-K.

  Response to Comment 11:

        The Company has revised its disclosure on pages 113 through 114 in response to the Staff's comment.

  12.
  Please discuss the specific "additional performance targets" achieved by Mr. Fortunato that resulted in his discretionary bonus of $100,000. Please also discuss whether this discretionary bonus was paid pursuant to a previously established plan with pre-determined objectives, as was the case for the discretionary bonuses paid to Mr. Fortunato for fiscal 2008 and fiscal 2009. See Item 402(b)(1)(v) of Regulation S-K.

  Response to Comment 12:

        The Company has revised its disclosure on page 118 in response to the Staff's comment. The Company supplementally notes that the payment to Mr. Fortunato of a discretionary bonus was not pursuant to additional performance targets, and has clarified the disclosure on page 118 accordingly.

  13.
  Please tell us why the amounts disclosed under the "Salary" column of $409,943 and $351,177 for Michael M. Nuzzo and Thomas Dowd, respectively, do not match the amounts of $409,400 and $350,000, respectively, as previously disclosed on page 102 of your registration statement filed on September 28, 2010, as the annual base salaries that would be paid to Mr. Nuzzo and Mr. Dowd for fiscal 2010. We also note that the annual base salaries for fiscal 2011 payable to Mr. Nuzzo and Mr. Dowd, as discussed on page 112, reflect a 3% increase over the amounts of $409,400 and $350,000, respectively.

  Response to Comment 13:

        The Company advises the Staff that in February 2010, the Compensation Committee granted merit-based increases to the annual base salaries of Messrs. Nuzzo and Dowd. The increases were effective retroactively to December 6, 2009, the dates upon which the performance reviews of Messrs. Nuzzo and Dowd were conducted. The difference in the amounts disclosed under the "Salary" column of the Summary Compensation Table and the amounts previously disclosed in the registration statement reflect payments to Messrs. Nuzzo and Dowd in the amounts of $543 and $1,177, respectively, made in February 2010 to adjust for their retroactive salary increases for the period from December 6, 2009 to December 31, 2009.

        The Company further advises the Staff that the merit-based increases to the annual base salaries of Messrs. Nuzzo and Dowd for 2011 discussed on page 128 reflect a 3% increase over their annual base salaries of $409,400 and $350,000, respectively, as approved by the Compensation Committee in February 2010.

  14.
  Please confirm to us that the amount of $50,690 reported under the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column for Thomas Dowd represents the above-market or preferential earnings on Mr. Dowd's plan and not the difference between the account balances for such plan between December 31, 2009 and December 31, 2010. We note that, as disclosed in the Non-qualified Deferred Compensation Table on page 123, the aggregate earnings for Mr. Dowd's plan during fiscal 2010 were $14,769 and you did not indicate by footnote that any portion of such amount is included in the Summary Compensation Table. See Item 402(c)(2)(viii)(B) of Regulation S-K and Instruction 2 to Item 402(c)(2)(viii) of Regulation S-K. For further guidance, please consider Question 219.01 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 14:

        The Company advises the Staff that the amount of $50,690 previously reported under the "Change in Pension Value and Non-qualified Deferred Compensation Earnings" column for Mr. Dowd represented the difference between the account balances for such plan between December 31, 2009 and December 31, 2010. The Company further advises the Staff that it has determined that no amount should be attributed to Mr. Dowd's "Change in Pension Value and Non-qualified Deferred Compensation Earnings" because (i) there is no aggregate change in the actuarial present value of Mr. Dowd's accumulated benefit under the plan from the plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for the prior completed fiscal year to the plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for the covered fiscal year; and (ii) the aggregate earnings on compensation that is deferred does not represent above-market or preferential earnings. As the Company has disclosed on page 123, eligible employees in the Company's deferred compensation plan may select the investment fund or funds in which such deferred amounts are invested in a manner similar to the 401(k) plan. Such deferrals under the plan are credited with investment gains and losses of such investment fund or funds.

  15.
  Please clarify to us why the grant date for the 125,000 shares of Class A common stock issued to David P. Berg is May 13, 2010 but such grant was not effective until June 8, 2010, as disclosed on page 128. Please also clarify to us whether the exercise price of $10.09 was based on the grant date of May 13, 2010 or the effective date of June 8, 2010.

  Response to Comment 15:

        The Company has revised its disclosure on page 121 to clarify that Mr. Berg's option to purchase 125,000 shares of Class A common stock was granted by the Compensation Committee on, and was effective as of, May 13, 2010. The Company supplementally informs the Staff that the reference to June 8, 2010 was in error.

  16.
  Please include a column to disclose the grant date for each award of unexercised options that are unexercisable to allow readers to determine when such options will vest and become exercisable. See Instruction 2 to Item 402(f)(2) of Regulation S-K. For further guidance, please consider Question 122.02 in our Regulation S-K Compliance and Disclosure Interpretations.

  Response to Comment 16:

        The Company has revised the Outstanding Equity Awards table on page 122 in response to the Staff's comment.

  17.
  Please include in the table the options held by David P. Berg to purchase your Series A preferred stock. Please also include in the table any options to purchase your Series A preferred stock held by your other named executive officers or confirm to us that no such options exist. Please also tell us how you intend to treat options to purchase your Series A preferred stock in connection with the offering.

  Response to Comment 17:

        The Company has revised the Outstanding Equity Awards table on page 122 in response to the Staff's comment. The Company has further revised its disclosure to indicate that (i) none of its executive officers other than Mr. Berg has been granted any options to purchase its Series A preferred stock and, (ii) prior to completion of the offering, the Company and Mr. Berg will terminate Mr. Berg's option to purchase Series A preferred stock and the Preferred Stock Option Agreement, dated as of May 26, 2009, by and between the Company and Mr. Berg, relating to such option (the "Preferred Stock Option Agreement"). The Company has revised its disclosure on page 122 to indicate that Mr. Berg will not receive any payment in connection with the termination of the option or the Preferred Stock Option Agreement.

  18.
  Please disclose the aggregate dollar value realized by Mr. Berg upon exercise of his options to purchase your Class A common stock and your Series A preferred stock. See Instruction to Item 402(g) of Regulation S-K.

  Response to Comment 18:

        The Company has revised its disclosure on page 123 in response to the Staff's comment.

  19.
  Please disclose the measures for calculating interest or other plan earnings for the GNC Live Well Later Non-qualified Deferred Compensation Plan. See Item 402(i)(3)(ii) of Regulation S-K.

  Response to Comment 19:

        The Company has revised its disclosure on page 123 in response to the Staff's comment.

  20.
  We note that the aggregate balance for Thomas Dowd's plan as of December 31, 2009 was $89,246. Please clarify to us why additional contributions of $35,118 and additional earnings of $14,769, when added to the balance of $89,246, does not result in an amount equal to the reported balance of $139,936 as of December 31, 2010.

  Response to Comment 20:

        The Company notes that the original amount of $14,769 did not include $803 of dividends that were reinvested in the investment funds selected by Mr. Dowd. The Company has revised its disclosure to include such dividends in the aggregate earnings in the last fiscal year.

  21.
  With respect to the grants of options to non-employee directors, please disclose the term, vesting period and any other material requirements for such options.

  Response to Comment 21:

        The Company has revised its disclosure on page 134 in response to the Staff's comment.

  22.
  Please clarify how the $30,000 of fees paid to Richard Wallace was determined, whether through proration of the $40,000 annual retainer or otherwise.

  Response to Comment 22:

        In response to the Staff's comment, the Company has revised its disclosure on page 134 to clarify that its non-employee directors are paid a prorated portion of their annual retainer in advance of each of its fiscal quarters, and added a footnote on page 135 to clarify that the $30,000 of fees paid to Mr. Wallace were in respect of the Company's third and fourth fiscal quarters in 2010 and its first fiscal quarter in 2011.

  23.
  Please disclose in the "Option Awards" column the aggregate grant date fair value of the options granted to Richard Wallace upon his election to the board of directors. If Norman Axelrod, Carmen Fortino or Michael Hines also received options during fiscal 2010, then please disclose the aggregate grant date fair value of the options such person received. See Item 402(k)(2)(iv) of Regulation S-K and Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

  Response to Comment 23:

        The Company has revised its disclosure on page 135 in response to the Staff's comment. The Company has further revised its disclosure on page 135 to indicate that none of its other directors received any options during its fiscal year ended December 31, 2010.

  24.
  Please complete the "Total" column in the director compensation table. See Item 402(k)(2)(viii) of Regulation S-K.

  Response to Comment 24:

        The Company completed the "Total" column in the director compensation table on page 135 in response to the Staff's comment.

  25.
  We note your response to comment 19 in our letter dated January 27, 2011. Please disclose the amount of term loans that the affiliated funds had made to Centers as of December 31, 2010.

  Response to Comment 25:

        The Company has revised its disclosure on page 142 in response to the Staff's comment.

  26.
  Please revise the coloring of China in the map and the coloring of the note at the bottom of the graphic to more clearly present that China represents a growth opportunity.

  Response to Comment 26:

        The Company has revised the map on the inside back cover of the prospectus in response to the Staff's comment.

  27.
  Please include a statement regarding dealers' prospectus delivery obligations. See Item 502(b) of Regulation S-K.

  Response to Comment 27:

        The Company inadvertently omitted the statement regarding dealers' prospectus delivery obligations from the last filing and has reinserted such statement in this filing.

**********

        Please direct your questions or comments regarding this response letter or Amendment No. 3 to the undersigned at (310) 284-5607. Thank you in advance for your assistance.

Respectfully submitted,
/s/ Philippa M. Bond Philippa M. Bond, Esq.
cc:
Gerald J. Stubenhofer, Jr., Esq. (GNC Acquisition Holdings Inc.)
Robert E. Buckholz, Jr., Esq. (Sullivan & Cromwell LLP)